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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549
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                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to section 15(d) of the
                         Securities Exchange Act of 1934

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 2003

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____ to _____

      Commission file number: 1-6747

                       THE GORMAN-RUPP COMPANY 401(k) PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

The Gorman Rupp Company        305 Bowman Street       Mansfield, Ohio 44903
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(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                  ************

                    The Exhibit Index is located at Page 17.
                               Page 1 of 18 Pages

                              REQUIRED INFORMATION

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A) The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:

      1) Statements of Net Assets Available for Benefits - December 31, 2003 and 2002

      2) Statement of Changes in Net Assets Available for Benefits - Year ended December 31, 2003

      3)    Schedule of Assets (Held at End of Year)

      4)    Schedule of Reportable Transactions

B)    The following exhibit is filed as part of this annual report:

      (23) Consent of Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
The Gorman-Rupp Company 401(k) Plan
December 31, 2003 and 2002 and Year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

                       The Gorman-Rupp Company 401(k) Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                         December 31, 2003 and 2002 and
                          Year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm..........................................           1

Financial Statements

Statements of Net Assets Available for Benefits..................................................           2
Statement of Changes in Net Assets Available for Benefits........................................           3
Notes to Financial Statements....................................................................           4

Supplemental Schedules

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)..................................          10
Schedule H, Line 4j -- Schedule of Reportable Transactions.......................................          11

             Report of Independent Registered Public Accounting Firm

Plan Administrator
The Gorman - Rupp Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 4, 2004
Cleveland, Ohio

                       The Gorman-Rupp Company 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                                   DECEMBER 31
                                                               2003            2002
                                                           ------------    ------------
ASSETS
Investments, at fair value                                   22,020,711    $ 17,991,563

Receivables:
   Employer contribution                                         42,415          42,203
   Participants contribution                                    193,806         193,418
   Accrued interest                                              18,331           8,667
                                                           ------------    ------------
Total receivables                                               254,552         244,288
                                                           ------------    ------------
Net assets available for benefits                            22,275,263    $ 18,235,851
                                                           ============    ============

See accompanying notes to financial statements.

                       The Gorman-Rupp Company 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

ADDITIONS
Investment income:
   Net appreciation in fair value of investments           $  2,870,930
   Interest and dividends                                       386,298
                                                           ------------
                                                              3,257,228

Contributions:
   Participants                                               1,735,785
   Employer                                                     380,646
   Rollovers                                                     49,608
                                                           ------------
                                                              2,166,039

Total additions                                               5,423,267
                                                           ------------

DEDUCTIONS
Benefits paid to participants                                 1,383,855
                                                           ------------

Net increase                                                  4,039,412

Net assets available for benefits:
   Beginning of year                                         18,235,851
                                                           ------------
   End of year                                             $ 22,275,263
                                                           ============

See accompanying notes to financial statements.

                       The Gorman-Rupp Company 401(k) Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year ended December 31, 2003

1. DESCRIPTION OF THE PLAN

The following description of The Gorman - Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield, Industries, and Ramparts Divisions of The Gorman - Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective August 1, 2000, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan.

Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Effective August 1, 2000, employer contributions are restricted to the Gorman-Rupp Company Common Stock Fund. Participants may change their investment options daily.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       The Gorman-Rupp Company 401(k) Plan

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, as quoted in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Upon retirement, death, or termination of employment, a participant will receive a lump-sum amount equal to the vested value of his or her account.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

                       The Gorman-Rupp Company 401(k) Plan

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan's year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                                             NET
                                                                                         APPRECIATION
                                                                                        IN FAIR VALUE
                                                                                        OF INVESTMENTS
                                                                                        --------------
Common stock                                                                            $      902,148
Shares of registered investment companies                                                    1,968,782
                                                                                        --------------
                                                                                        $    2,870,930
                                                                                        ==============

                       The Gorman-Rupp Company 401(k) Plan

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                                          2003           2002
                                                                     ------------   ------------
The Gorman-Rupp Company Common Stock *                               $  8,110,925   $  6,843,618
American Century Income and Growth Fund                                 2,970,697      2,266,602
Armada U.S. Government Income Fund                                                     1,044,816
Armada Money Market Fund                                                3,133,531      3,202,502
AIM Balanced Fund                                                       1,518,703      1,305,728

* Nonparticipant-directed

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Gorman-Rupp Company Common Stock Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

                                                                   DECEMBER 31
                                                               2003            2002
                                                           ------------    ------------
Net assets:
   Investments, at fair value:
     The Gorman-Rupp Company Common Stock                  $  8,110,925    $  6,843,618
   Contributions receivable                                      77,354          78,688
                                                           ------------    ------------
                                                           $  8,188,279    $  6,922,306
                                                           ============    ============

                       The Gorman-Rupp Company 401(k) Plan

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                              2003
                                                           ------------
Changes in net assets:
   Contributions:
     Participants                                          $   325,613
     Employer                                                  375,128
                                                           -----------
                                                               700,741

   The Gorman-Rupp Company Common Stock dividends              205,379
   Net appreciation in fair value of common stock              902,148
   Net transfers to participant directed funds                (223,996)
   Distributions to participants                              (318,299)
                                                           -----------
                                                           $ 1,265,973
                                                           ===========

5. ADMINISTRATIVE COSTS

Fees for legal, accounting and other services rendered to the Plan are paid by the Company.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                       The Gorman-Rupp Company 401(k) Plan

7. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                       The Gorman-Rupp Company 401(k) Plan

                     EIN: 34-0253990       Plan Number: 005

                    Schedule H, Line 4i--Schedule of Assets
                             (Held at End of Year)

                                December 31, 2003

                                             DESCRIPTION OF
                                          INVESTMENT INCLUDING
                                           MATURITY DATE, RATE
  IDENTITY OF ISSUER, BORROWER,              OF INTEREST, PAR                             CURRENT
    LESSOR OR SIMILAR PARTY                 OR MATURITY VALUE            COST*            VALUE
----------------------------------------------------------------------------------------------------
The Gorman-Rupp Company
   Common Stock*                                   307,232 shares    $  4,145,914     $    8,110,925
Armada S&P 500 Index Fund*                          51,492 shares                            492,780
Armada Money Market Fund*                        3,133,531 shares                          3,133,531
Armada Small Cap Value Fund*                        38,116 shares                            826,349
Armada Government Mortgage
   Institutional Fund*                             103,876 shares                            979,553
American Century Income and
   Growth Fund                                     107,323 shares                          2,970,697
Gabelli Value Fund                                  22,130 shares                            397,661
Janus Fund                                          16,391 shares                            384,692
Janus World Wide Fund                                6,590 shares                            260,586
AIM Balanced Fund                                   63,464 shares                          1,518,703
White Oak Growth Stock Fund                         26,657 shares                            938,063
Franklin Small-Mid Cap Growth Fund                  29,671 shares                            896,657
Putnam New Opportunities Fund                        9,528 shares                            359,405
Barclays Global Fund Lifepath 2000                   4,336 shares                             47,827
Barclays Global Fund Lifepath 2010                   6,871 shares                             84,518
Barclays Global Fund Lifepath 2020                   4,975 shares                             70,296
Barclays Global Fund Lifepath 2030                   5,400 shares                             76,301
Barclays Global Fund Lifepath 2040                     798 shares                             12,349
Lasalle Income Advantage Fund                       92,251 shares                             92,251
Loan Fund*                              At interest rates ranging
                                            from 4% to 9.5%                                  367,567
                                                                                      --------------
                                                                                      $   22,020,711
                                                                                      ==============

* Indicates party-in-interest to the Plan.

** Cost is presented for nonparticipant-directed investments only.

                       The Gorman-Rupp Company 401(k) Plan

                     EIN: 34-0253990       Plan Number: 005

           Schedule H, Line 4j--Schedule of Reportable Transactions

                          Year ended December 31, 2003

                                                                                                    CURRENT
                                                                                                     VALUE
          IDENTITY OF                                                                             OF ASSET ON
             PARTY                  DESCRIPTION       PURCHASE       SELLING         COST OF      TRANSACTION     NET
            INVOLVED                 OF ASSET          PRICE          PRICE           ASSET          DATE         GAIN
            --------                 --------          -----          -----           -----          ----         ----
CATEGORY (iii) -- SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

The Gorman-Rupp Company            Common Stock     $    995,465                   $   995,465
                                                                    $ 635,727      $   482,349    $   635,727   $ 153,378

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2003.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   THE GORMAN-RUPP COMPANY 401(k) PLAN

                                   BY: The Gorman-Rupp Company,
                                       as Plan administrator

Date: June 23, 2004                BY: /s/JEFFREY S. GORMAN
                                       ------------------------------------
                                       Jeffrey S. Gorman,
                                       Committee Member

Date: June 23, 2004                BY: /s/ROBERT E. KIRKENDALL
                                       -------------------------------
                                       Robert E. Kirkendall,
                                       Committee Member

Date: June 23, 2004                BY: /s/JUDITH L. SOVINE
                                       ----------------------------------------
                                       Judith L. Sovine,
                                       Committee Member

Date: June 23, 2004                BY: /s/DAVID P. EMMENS
                                       --------------------------------------
                                       David P. Emmens,
                                       Committee Member

                                  EXHIBIT INDEX

                                                                      Pagination by
Exhibit                                                                Sequential
Number                          Description                          Numbering System
-------------------------------------------------------------------------------------
  23                Consent of Independent Registered
                     Public Accounting Firm                                  18

                                       17